UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

2 July 2007

Not for release, publication or distribution, in whole or in part, in or into Japan, Australia or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

RECOMMENDED CASH OFFER
by
PHOTOCHANNEL NETWORKS INC.
for
PIXOLOGY PLC

OFFER WHOLLY UNCONDITIONAL

PhotoChannel Networks announces that by 1.00 p.m. (London time) on 29 June 2007, PhotoChannel Networks had received valid acceptances in respect of 19,198,299 Pixology Shares, representing 94.69 percent. of the entire issued share capital of Pixology. The Offer was declared unconditional as to acceptances on 19 June 2007, and all other conditions have now been satisfied or waived. As a result, the Offer is now declared as being wholly unconditional in all respects and will remain open for acceptance until further notice.

Compulsory acquisition and de-listing

PhotoChannel Networks hereby gives notice to all holders of Pixology Shares which have not yet assented to the Offer that it intends to exercise its rights in accordance with section 979 of the Companies Act 2006 to acquire compulsorily all such Pixology Shares on the same terms as the Offer.

In addition, PhotoChannel Networks hereby gives notice that it intends to procure that Pixology applies to the London Stock Exchange for cancellation of trading of Pixology Shares on AIM.

Acceptance of the Offer

Pixology Shareholders who have not yet accepted the Offer, and who wish to do so, should accept the Offer as soon as possible. The procedures for acceptance of the Offer are set out on pages 15 to 18 of the Offer Document and in the Form of Acceptance. Additional copies of the Offer Document and Form of Acceptance can be obtained from Capita Registrars (telephone 0870 162 3121, or +44 208 639 3399 if telephoning from outside the UK).

Shareholders who are in any doubt about the Offer, and/or any action to take, are recommended to seek their own personal financial advice immediately from their stockbroker, bank manager, accountant, solicitor or other financial adviser duly authorized under the Financial Services and Markets Act 2000, who specializes in advising upon investment in shares and other securities if they are in the United Kingdom or, if not, from another appropriately authorized financial adviser in their own jurisdiction.

Terms used in this announcement shall have the meaning given to them in the Offer Document posted to Pixology Shareholders on 21 May 2007.

Settlement

In respect of acceptances of the Offer which are complete in all respects and have already been received, settlement will be effected either by the dispatch of cheques or through the crediting of CREST accounts within 14 days of this announcement. In respect of acceptances of the Offer which are complete in all respects but are received after the date of this announcement and while it remains open for acceptance, settlement will be effected within 14 days of such receipt.

Enquiries:

Nabarro Wells Richard Swindells / Marc Cramsie PhotoChannel Networks Robert Chisholm	020 7710 7400 +1 604 893 8955

Nabarro Wells, which is authorized and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for PhotoChannel Networks and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Nabarro Wells or for providing advice in relation to the Offer or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely pursuant to the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to Pixology Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are set out in the Offer Document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Japan or any jurisdiction where to do so would violate the laws in that jurisdiction and the Offer is not capable of acceptance by any such use, means, instrumentality or facility, directly or indirectly from or within Australia, Japan or any such jurisdiction. The Offer to Pixology Shareholders in the United States or who are otherwise US persons under US securities laws is being made on the basis that the Offer is exempt from certain provisions of the Exchange Act that regulate tender offers. Acceptance of the Offer by such Pixology Shareholders is conditional upon the Offer being exempt from these requirements of the Exchange Act. The Offer to Pixology Shareholders who are in Canada, if any, is being made pursuant to an exemption from the provisions of securities legislation in Canada governing takeover bids.

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.pnidigitalmedia.com

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com.

News Release	For Immediate Release

PhotoChannel Announces Take-up of Pixology Shares

PhotoChannel to take immediate control of Pixology

VANCOUVER, BC - July 3, 2007 - PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) (“PhotoChannel”) announces that it has received acceptances from the holders of over 94% of the outstanding Pixology plc (“Pixology”) shares, and has determined to complete the acquisition of Pixology under the proposed terms originally announced on April 25, 2007. Funds for the acquisition of the Pixology shares tendered will be delivered to Pixology shareholders within the next fourteen days from existing cash. PhotoChannel will take immediate control of Pixology, and has begun day to day direction of the business, effective July 2, 2007.

Commenting on finalizing the acquisition, Peter Fitzgerald, Chairman, President and CEO of PhotoChannel, said: “PhotoChannel is delighted with the acceptance by Pixology’s shareholders of our acquisition offer. We will now take control of Pixology and make decisions on a combined company basis. PhotoChannel management has commenced integration plans, which will create a much stronger and diverse global company focused on digital image printing solutions for retailers.”

The resultant combined company will be stronger on several fronts and the acquisition is expected to yield many positive benefits and synergies:

Geographical fit / minimal customer overlap

PhotoChannel operates primarily in North America while Pixology has largely focused on the UK where it is provides digital solutions for the UK’s largest photofinishing retailers, in addition to one major customer in the USA. Pixology’s customers include Tesco, Asda (Wal-Mart UK), Boots, and Jessops in the UK, as well as Costco in the USA. This will broaden the company’s overall market presence by adding new customers and geographically expanding relationships with existing customers. PhotoChannel will be well positioned to expand into Europe and other global markets like Asia and Latin America.

Comprehensive Solution

PhotoChannel has a strong, proven and scalable online platform, as well as capabilities for the mobile imaging print market. With the addition of Pixology’s highly complementary in-store kiosk software solution PhotoChannel will bring together these comprehensive technologies to offer retailers a complete and integrated service range. The combined company will be able to cross-sell a wider range of services to existing customers. Retailers will have the ability to capture consumers’ digital image printing needs at home (on-line), in-store, and on the go. PhotoChannel expects that this expanded product offering will represent an attractive solution for photofinishing retailers.

Addition of Management Talent and IT infrastructure

The acquisition brings with it a stable of experienced management talent with industry veterans, particularly in the areas of sales (both in the USA and international markets), and in IT development. The incorporation of Pixology’s data center adds redundancy to the company’s data network infrastructure and provides an immediate platform for expansion into Europe.

Increased Competitiveness

The combined entity is larger and better able to service a greater number of customers, with an increased breadth of services, than either company could alone. The combined company will be better positioned to pursue new customer contracts and service existing customer contracts, in an increasingly consolidated competitive environment dominated by only a few significant parties.

Financial

The combined company will continue to have a strong balance sheet, providing existing and new retail customers with a strong sense of financial comfort. As technologies and staffing complement each other, the combined company expects to achieve significant cost savings and synergies in the near term. The acquisition does not result in any further shareholder dilution.

Summarizing, Peter Fitzgerald stated: “With the acquisition, PhotoChannel becomes a complete solutions provider with an offering covering all three digital image printing segments - online, in-store kiosk, and mobile. The company will be in an optimal position to address its retail customers’ current and future needs, and capture the market’s global potential with new retailers moving forward. We will provide investors with more specific details on the positive impact of this acquisition in the near future. ”

About PhotoChannel: Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.pnidigitalmedia.com

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing digital solutions, competition, inability to successfully integrate the Pixology and PhotoChannel technologies, loss of customers, inability to attract new customers, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com.

For more Information, Contact:
Mr. Robert Chisholm
Chief Financial Officer
PhotoChannel Networks Inc.
604-893-8955 ext. 224
rchisholm@PhotoChannel.com
Investor Information: (800) 261-6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: July 23, 2007

/s/ Robert Chisholm

CFO